AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2025

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of American Funds & Trusts, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of American Funds & Trusts, Inc. as of December 31, 2025, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Funds & Trusts, Inc. as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of American Funds & Trusts, Inc.'s management. Our responsibility is to express an opinion on American Funds & Trusts, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Funds & Trusts, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information found in Schedules I through IV (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of American Funds & Trusts, Inc.'s financial statements. The supplemental information is the responsibility of American Funds & Trusts, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie

Haynie
Salt Lake City, Utah
March 31, 2026

We have served as American Funds & Trusts, Inc.'s auditor since 2016.

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-06939

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 AND ENDING 12/31/2025
                                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **American Funds and Trusts, Inc.**

TYPE OF REGISTRANT (check all applicable boxes):

☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3030 S MAIN STREET, SUITE 100

(No. and Street)

Salt Lake City	UT	84115
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Richard P. Taggart	801-466-8701	amfunds58@aol.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company

(Name – if individual, state last, first, and middle name)

1785 W 2320 South	Salt Lake City	UT	84119
(Address)	(City)	(State)	(Zip Code)

10/20/2003	457
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard P. Taggart, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of American Funds and Trusts, Inc., as of 12/31, 2 025, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC: _Stephanie Cousins_

STEPHANIE W. COUSINS
NOTARY PUBLIC • STATE OF UTAH
My Commission Expires January 23, 2027
COMMISSION NUMBER 728935

Signature: _____

Title: Vice President

This filing** contains (check all applicable boxes):

- �* (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- �* (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- �* (d) Statement of cash flows.
- �* (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- �* (g) Notes to consolidated financial statements.
- �* (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- �* (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- �* (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- �* (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- �* (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- �* (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2025

ASSETS

Current assets:	
Cash and cash equivalents	$ 418,647
Commissions receivable	88,843
Deposits	1,273
Prepaid expense	937
Total current assets	509,700
Furniture, equipment and leasehold improvements,	
at cost, less accumulated depreciation of $44,908	27,990
Other assets	
Operating lease right-of-use asset	143,049
Total Assets	$ 680,739

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:	
Accrued commissions to officers and directors	$ 100,252
Operating lease liability - current portion	51,756
Accrued expenses and other payables	29,674
Accrued commissions to registered representatives	25,994
Income taxes payable	6,109
Total current liabilities	213,785
Long-term liabilities:	
Operating lease liability - long-term portion	96,493
Deferred income taxes	4,700
Total long-term liabilities	101,193
Total liabilities	314,978
Stockholders' equity:	
Common stock, $1 par value, 150,000 shares	
authorized and 122,168 shares issued and outstanding	122,168
Additional paid-in capital	44,409
Retained earnings	199,184
Total stockholders' equity	365,761
Total Liabilities and Stockholders' Equity	$ 680,739

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2025

Revenues:	
Commissions	$ 1,126,695
Estate administration fees	9,788
Interest income	239
Total revenues	1,136,722
Expenses:	
Commissions, salaries and payroll taxes	930,502
Occupancy and equipment	81,571
Professional fees	49,005
Bad debts	9,560
Regulatory and membership fees	6,287
Communications & office expense	3,025
Other	12,138
Total expenses	1,092,088
Income before income tax expense	44,634
Income tax expense	10,670
Net income	$ 33,964

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2025

	Common Stock		Additional Paid In Capital	Retained Earnings	Total
	Shares	Amount			
Balances, December 31, 2024	122,168	$ 122,168	$ 44,409	$ 165,220	$ 331,797
Net income	--	--	--	33,964	33,964
Balances, December 31, 2025	122,168	$ 122,168	$ 44,409	$ 199,184	$ 365,761

See independent registered public accounting firm's audit report and notes to financial statements.

Cash flows from operating activities:

Net income	$ 33,964
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation expense	9,563
Amortization of operating lease right-of-use asset	48,269
Change in deferred income taxes	(800)
(Increase) decrease in assets:	
Commissions receivable	22,392
Prepaid income taxes	5,361
Deposits	(1,262)
Prepaid expenses	14
Increase (decrease) in liabilities:	
Commissions due to officers and directors	(2,283)
Operating lease liability	(48,069)
Accrued expenses and other payables	(2,094)
Commissions due to registered representatives	(3,759)
Income taxes payable	6,109
Net cash provided by operating activities	67,405

Cash flows from investing activities:

Net cash provided by investing activities	--

Cash flows from financing activities:

Net cash provided by financing activities	--

Net increase in cash	67,405
Cash and cash equivalents, beginning of year	351,242
Cash and cash equivalents, end of year	$ 418,647

(Continued on next page)

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CASH FLOWS (Continued)
FOR THE YEAR ENDED DECEMBER 31, 2025

Supplemental disclosures of cash flow information:

Cash paid during the year for:

Income taxes	$ --
Interest	$ --

See independent registered public accounting firm's audit report and notes to financial statements.

7

1. **Summary of Significant Accounting Policies**

   a. **Business**

   The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

   b. **Basis of Accounting**

   Revenues and expenses are recorded on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States.

   c. **Segment Reporting**

   The Company is engaged in a single line of business selling mutual fund investments to customers. The Company has identified its Vice President as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business and allocate resources accordingly. Additionally, the CODM uses excess net capital (see Note 6), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends.

   The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. Since there is only one segment, significant revenues and expenses of the segment are the same as shown in the Statement of Operations. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

   d. **Revenue Recognition**

   The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. This revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

   The Company acts as an agent by selling mutual funds to customers and collecting commissions from the mutual fund companies. In addition, if a customer subsequently adds to their mutual fund position, the Company collects additional commissions. Accordingly, the Company recognizes the net commissions on a trade date basis, which is the day the transaction is executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the mutual fund is selected, the price is determined, and the risks and rewards of ownership have been transferred to the customer.

Notes to the Financial Statements - continued

The Company also receives recurring commissions on mutual funds held by customers for a duration longer than one year. The Company believes that the performance obligation is not satisfied until the mutual funds are held by customers for the required duration and recognizes the net commissions at that time.

The recognition and measurement of revenue is based on the assessment of specific mutual fund company commission terms and significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

e. <u>**Customer Security Transactions**</u>

The Company's business is limited to the sale and redemption of mutual funds and does not retain customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

f. <u>**Cash and Cash Equivalents**</u>

For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents. The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

g. <u>**Furniture, Equipment and Depreciation**</u>

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

h. <u>**Leases**</u>

Pursuant to the accounting standards for leases, the Company has recorded an operating lease right-of use ("ROU") asset and operating lease liability in the accompanying statement of financial condition as of December 31, 2025 for all leases with terms longer than 12 months.

The Company leases office space under the terms of an operating lease. The determination of whether an arrangement is a lease is made at the lease's inception. Under ASC 842, a contract is (or contains) a lease if it conveys the right to control the use of an identified asset for a period of time in exchange for consideration. Control is defined under the standard as having both the right to obtain substantially all of the economic benefits from use of the asset and the right to direct the use of the asset. Management only reassesses its determination if the terms and conditions of the contract are changed.

ROU assets represent the Company's right to use an underlying asset for the lease term, and lease liabilities represent the Company's obligation to make lease payments. Operating lease ROU assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. The Company uses the implicit rate when it is readily determinable. Since the Company's lease does not provide an implicit rate, to determine the present value of lease payments, management uses the Company's estimated incremental borrowing rate based on the information available at lease commencement.

Notes to the Financial Statements - continued

i.   **Fair Value of Financial Instruments**

FASB ASC 825-10, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, commissions receivable, commissions payable and accrued expenses approximate carrying value, principally because of the short maturity of those items.

j.   **Income Taxes**

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. Depreciation expense is recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

k.   **Recently Adopted Accounting Pronouncements**

The Company adopted ASU 2023-09, Improvements to Income Tax Disclosures for the year ended December 31, 2025. The adoption affected disclosures only and did not have an impact on the Company's financial position, results of operations, or cash flows.

l.   **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2.   **Commissions Receivable**

Commissions receivable represent amounts due from mutual fund companies for commissions earned through December 31, 2025. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

Notes to the Financial Statements - continued

3.   **Furniture, Equipment and Leasehold Improvements**

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 71,000
Leasehold improvements	1,898
Total	72,898
Less accumulated depreciation	(44,908)
Fixed assets, net	$ 27,990

Depreciation expense for the year ended December 31, 2025 was $9,563.

4.   **Income Taxes**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation.

FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2025, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and Utah. The Company's tax returns are subject to possible examination by the taxing authorities. For income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2022.

Income tax expense consists of the following:

Current year income taxes due:	
Federal	$ 9,368
State	2,102
Total	11,470
Deferred tax expense for current year timing differences:	
Federal	(700)
State	(100)
Total	(800)
Total income tax expense	$ 10,670

The Company's effective income tax rate differs from the U.S. federal statutory income tax rate of 21% primarily due to the following factors:

- State and local income taxes, net of the related federal income tax benefit
- Nondeductible expenses, including certain meals, penalties, and other permanent differences
- Changes in valuation allowances related to deferred tax assets
- Other permanent and temporary differences resulting from differences between financial reporting and tax bases

Notes to the Financial Statements - continued

Management believes these items represent the most significant factors contributing to the difference between the statutory federal income tax rate and the Company's effective income tax rate for the year.

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

	% Impact	$ Impact
Computed "expected" federal tax expense	21.00%	$ 9,373
Computed "expected" state tax expense	4.50%	2,009
Impact of state income tax deductibility	(.99%)	(441)
Other	(.61%)	(271)
Total income tax expense	23.90%	$ 10,670

Using the applicable combined federal and state tax rate of 25.5%, the deferred tax liabilities are as follows:

Deferred tax liabilities:	Amount	Rate	Tax
Tax depreciation in excess of book depreciation	$ 18,447	25.5%	$ 4,704
Rounding			(4)
Net deferred tax liabilities			$ 4,700
Deferred tax assets - federal			$ --
Deferred tax liabilities - federal			3,870
Net deferred tax liabilities – federal			3,870
Deferred tax assets - state			$ --
Deferred tax liabilities - state			830
Net deferred tax liabilities – state			830
Net deferred tax liabilities			$ 4,700

Income taxes paid (net of refunds received) during the year ended December 31, 2025 consisted of the following:

Federal	$ --
Utah	--
Total income taxes paid (net of refunds received)	$ --

Income taxes paid to individual jurisdictions that exceeded 5 percent of total income taxes paid are included above.

Notes to the Financial Statements - continued

5. **Lease Arrangements**

As disclosed in Note 1, the Company adopted ASU No. 2016-02, *Leases* (Topic 842), which requires leases with durations greater than 12 months to be recognized on the statement of financial condition. The Company renewed a six-year operating lease for office space in August 2022, which will expire on August 31, 2028. Rent expense under this agreement for 2025 was $57,000.

The Company uses its estimated cost of capital at lease commencement as its interest rate, as the operating lease does not provide a readily determinable implicit interest rate. The following table presents the Company's lease-related assets and liabilities as of December 31, 2025:

Assets:		
Operating leases	Operating lease right-of-use asset	$ 143,049
	Total	$ 143,049
Liabilities:		
Operating leases	Operating lease liability - current portion	$ 51,756
	Operating lease liability – long-term portion	$ 96,493
	Total	$ 148,249
Weighted-average remaining term		2.67 years
Weighted-average discount rate		5.00%

Future minimum lease commitments are as follows:

Year Ending December 31,	Lease Commitments
2026	$ 58,000
2027	59,200
2028	40,000
Thereafter	--
Total lease payments	157,200
Less interest factor	(8,951)
Total operating lease liability	148,249
Less operating lease liability - current portion	51,756
Operating lease liability – long-term portion	$ 96,493

6. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. At December 31, 2025, the Company's net capital was $308,543 which was $283,543 in excess of its required net capital, which is the greater of $25,000 or 6-2/3 percent of its aggregate indebtedness.

Notes to the Financial Statements - continued

7. **Risk Management**

   Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

   Credit Risk

   The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

   Market Risk

   Market risk is the potential change in value of the financial instrument caused by unfavorable changes in the underlying net asset value. The Company has no more investments that make it susceptible to market risk.

   Operating Risk

   Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

   Concentration of Credit Risk

   The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At December 31, 2025 the Company had approximately $173,286 in excess of the FDIC limit.

8. **Commitments and Contingencies**

   The Company has no knowledge of any violations or any suspected violations of any laws or regulations that would result in a future commitment or create a basis for accruing or disclosing a loss contingency in the financial statements under GAAP during the year ended December 31, 2025.

9. **Subsequent Events**

   Management has evaluated subsequent events through March 31, 2026, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2025

Stockholders' equity		$ 365,761
Non-allowable assets:		
Furniture, equipment and leasehold improvements, net	(27,990)	
Commissions receivable in excess of commissions payable	(27,018)	
Deposits	(1,273)	
Prepaid expense	(937)	(57,218)
Net capital per audit		$ 308,543

See report of independent registered public accounting firm.

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 308,543
Net increase in stockholders' equity	--
Net decrease in nonallowable assets	--
Net capital per audit	$ 308,543

See report of independent registered public accounting firm.

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE III
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2025

Accrued commissions to officers and directors	$ 100,252
Accrued expenses and other payables	29,674
Accrued commissions to registered representatives	25,994
Lease liability in excess of right-of-use asset	5,200
Income taxes payable	6,109
Total aggregate indebtedness	$ 167,229
Ratio of aggregate indebtedness to net capital	0.54:1

If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only)

A. $25,000 capital category; as per Rule 15c3-1   X

B. "Special Account for the Exclusive Benefit of
    Customers" maintained   _____

C. All customer transactions cleared through another
    broker-dealer on a fully disclosed basis: Name of clearing
    firm _____   _____

D. Exempted by order of the Commission   _____

See report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders
of American Funds & Trusts, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) American Funds & Trusts, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(k)(1) (exemption provision) and (2) American Funds & Trusts, Inc. stated that American Funds & Trusts, Inc. met the identified exemption provision in 17 C.F.R §240.15c3-3(k)(1) throughout the most recent fiscal year without exception. American Funds & Trusts, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Funds & Trusts, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provision set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie
Salt Lake City, Utah
March 31, 2026

American Funds and Trusts, Inc.

Financial Professionals Specializing in Mutual Funds, Personal & Corporate Retirement Plans

3030 SOUTH MAIN STREET, SUITE 100
SALT LAKE CITY, UTAH 84115
(801) 466-8701
FAX (801) 466-8780

RICHARD M. TAGGART, Pres.
RICHARD P. TAGGART, Vice Pres.

EXEMPTION REPORT

American Funds & Trusts, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k)(1).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(1) throughout the most recent fiscal year without exception.

I, Richard P. Taggart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard P. Taggart
Vice President
American Funds & Trusts, Inc.
March 31, 2026

See report of independent registered public accounting firm on exemption review report.